                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                        FORM 11-K ANNUAL REPORT

                     Pursuant to Section 15(d) of
                  the Securities Exchange Act of 1934
                [$250.00 fee required Reg. 240.13a(1)]
              For the fiscal year ended December 31, 1995
                     Commission File No. 33-46641

               ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)

                          ENERGEN CORPORATION
                        2101 Sixth Avenue North
                      Birmingham, Alabama  35203


Financial Statements and Exhibits. The following financial statements and exhibits are filed as a part of this annual report:

(a) The financial statements and schedules listed in the accompanying Indexes to
     Financial Statements and Financial Statement Schedules.

(b)  Consent of Coopers & Lybrand

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed
by the undersigned thereunto duly authorized.


   ENERGEN CORPORATION
   EMPLOYEE SAVINGS PLAN

   /W. D. Self/
   W. D. Self
   Chairman of Energen Benefits
   Committee and Vice President-
   Human Resources
   and Administration
   Energen Corporation

   /G. C. Ketcham/
   G. C. Ketcham
   Member of Energen Benefits
   Committee and Executive Vice
   President, CFO and Treasurer
   Energen Corporation

Date   June 19, 1996

                CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement on Form S-8 (file No.
33-46641) of our report dated June 10, 1996 on our audits of the financial statements and supplemental schedules of Energen Corporation Employee Savings Plan as of December 31, 1995 and 1994, and for the years then ended, which report is included in this Annual Report on Form
11-K.



                              COOPERS & LYBRAND L.L.P. /s/

Birmingham, Alabama
June 17, 1996

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

Financial Statements And Supplemental Schedules

for the years ended December 31, 1995 and 1994



Energen Corporation Employee Savings Plan

Table of Contents



                                        Pages

Report of Independent Accountants  1

Financial Statements:

     Statements Of Participants' Balances    2

     Statements Of Changes In Participants' Balances   3

     Notes To Financial Statements 4-8

Financial Statement Schedules:

     Consolidating Statements Of Participants' Balances     9-10

     Consolidating Statements Of Changes In Participants' Balances
     11-12

Supplemental Schedules:

     *Item 27a - Schedule of Assets Held for Investment Purposes      13

     *Item 27d - Schedule of Reportable Transactions   14-15







* Refers to item number in Form 5500 (Annual Return/Report Of Employees Benefit Plan)

                    for plan year ended December 31, 1995.

Report of Independent Accountants

To the Energen Benefits Committee

Energen Corporation Employee Savings Plan

We have audited the financial statements and financial statement schedules of the Energen Corporation Employee Savings Plan listed in the accompanying table of contents, as of December 31, 1995 and 1994, and for the years then ended. These financial statements and financial statement schedules are the responsibility of the Energen Benefits Committee. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energen Corporation Employee Savings Plan as of December 31, 1995 and 1994, and the changes in participants' balances for the years then ended, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules as of and for the years ended December 31, 1995 and 1994 referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P. /s/

Birmingham, Alabama

June 10, 1996

Energen Corporation

Employee Savings Plan

Statements of Participants' Balances

December 31, 1995 and 1994



ASSETS                             1995                1994



Investment in Energen Corporation
common stock (cost $22,997,501
and $21,153,073 at
December 31, 1995 and 1994,
 respectively)
                              $    29,494,001          $    25,918,659

Other investments
(cost $21,140,606 and $16,805,573
at December 31, 1995 and 1994
, respectively)                    23,985,641               16,931,848

Loans to participants               3,681,119                3,258,657

Cash surrender value of
 life insurance                        87,204                  106,733

Employer contributions receivable     551,977                  529,742

Employee contributions receivable     255,280                  247,591

Interest, dividends, and other
 receivables                           24,220                    19,711
                              $    58,079,442           $    47,012,941



LIABILITIES AND PARTICIPANTS' BALANCES

Participants' balance             $58,079,442               $47,012,941







The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statements of Changes in Participants' Balances

for the years ended December 31, 1995 and 1994



                                        1995                1994

Additions:
Employer contributions             $ 2,969,517                   $ 2,818,136
Employee contributions               3,120,720                     3,002,067

Interest and dividend income         2,784,352                     2,049,255


  Net appreciation in the fair value
     of investments                   5,767,839                      141,463

     Increase (decrease) in cash
     surrender value                     (8,269)                      17,785

     Other receipts                      34,440                       14,616

                                     14,668,599                    8,043,322

Deductions:


Distributions to participants         3,589,138                    1,080,491

Insurance premiums                        11,260                      13,960

Fees and other distributions               1,700
                                       3,602,098                   1,094,451

   Net increase                       11,066,501                   6,948,871

Participants' balances:

 Beginning of year                     47,012,941                 40,064,070

 End of year                      $    58,079,442            $    47,012,941







The accompanying notes are an integral part of these financial statements.









Energen Corporation Employee Savings Plan

Notes to Financial Statements



 1.  Description of Plan

General - The Energen Corporation Employee Savings Plan is a defined contribution plan covering substantially all employees of Energen Corporation, Alabama Gas Corporation, Taurus Exploration, Inc., Alagasco Pipeline Company, Taurus Exploration USA, Inc., EGN Services, Inc. and Basin Pipeline Corporation (collectively referred to as the Company).

Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company Employee Stock Ownership Plan (ESOP) contribution, employee contributions, Company matching contribution, and investment income. An administrative committee and a trustee are appointed by the Company to administer the Plan and trust, respectively. The Company generally absorbs the administrative expenses of the Plan.

Contributions - Contributions to the Plan consist of employee elective contributions, Company matching and ESOP contributions, and rollover contributions. Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, generally not to exceed 15% thereof and not less than 2% thereof. Company matching contributions are presently being funded at the end of each month. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's compensation, such contribution level being at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as prescribed by the Plan.

Company ESOP contributions are presently being funded each quarter and are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age. The amount of forfeited nonvested accounts at December 31, 1995 was approximately $9,600 and was held primarily in the Vanguard Money Market Reserve-Prime Portfolio account. The Company plans to use all of this amount to reduce its future contributions to the Plan.

Vesting - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.

Individual Accounts - Each participant has an individual account which is divided into an elective contribution account, a matching contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contributions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other distributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution. Cash dividends attributable to shares which have not yet been allocated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

Investments - As of December 31, 1995, participants may elect one of fourteen options: The Vanguard Money Market Reserves - Prime Portfolio, a money market fund with a portfolio of high quality money market instruments that mature in one year or less; the Vanguard/Wellington Fund, a balanced fund which invests in bonds and common stocks; the Vanguard Index Trust - 500 Portfolio, a growth and income fund that invests in all of the stocks included in the Standard and Poor's 500 Index in approximately the same proportions as they are represented in the S&P 500 Index; the Vanguard/Windsor II, a growth and income fund which invests in common stocks; the Vanguard/Morgan Growth Fund, a growth fund which invests in a portfolio of common stocks; the Vanguard International Growth Portfolio, a growth fund which invests in the common stocks of companies based outside of the United States; the Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio, an income fund which invests in a diversified portfolio of long-term investment-grade bonds; the Energen Stock Fund, which invests exclusively in the stock of Energen Corporation; the Vanguard Fixed Income Securities Fund - Intermediate-Term Corporate Portfolio, an income fund which invests in corporate bonds, U.S. Treasury and Government agency securities that mature in five to twelve years; the Vanguard Index Trust - Small Capitalization Stock Portfolio, an aggressive growth stock fund which invests in stocks from the Russell 2000 Index and is constructed so that, in the aggregate, the Portfolio's industry capitalization and fundamental characteristics resemble those of the Russell 2000; the Vanguard Life Strategy Funds - Growth Portfolio, Vanguard Life Strategy Funds - Moderate Growth Portfolio, Vanguard Life Strategy Funds - Conservative Growth Portfolio, and Vanguard Life Strategy Funds - The Income Portfolio, funds which invest in carefully selected portfolios of Vanguard Mutual Funds.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies. The number of
employees participating in each option as of December 31, 1995 and 1994 is as follows:
                                                       1995           1994



     Vanguard Money Market Reserves - Prime Portfolio      1,014         1,068
     Vanguard Fixed Income Securities Fund - Long-Term
          Corporate Portfolio                               290            293

     Vanguard/Wellington Fund                               610            609

     Vanguard Index Trust - 500 Portfolio                   804            804

     Vanguard/Windsor II                                    401            387

     Vanguard/Morgan Growth Fund                            511            500

     Vanguard International Growth Portfolio                343            343

     Energen Stock Fund                                   1,533          1,565

     Life Insurance Fund                                     21             31

     Vanguard Index Small Cap Portfolio                      32

     Life Strategy Income Portfolio                           3

     Life Strategy Conservative Growth                       11

     Intermed-Term Corporate Bond                             9

     Life Strategy Moderate Growth                           17





Loans - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 1995 ranged from 9.50% to 10.00%.

Termination of the Plan - While the Company has not expressed any intent to terminate the Plan or suspend contributions, it may do so at any time and for any reason. In the event of termination, the committee may, with the Company's approval either (1) continue the Trust Fund either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfer to another qualified plan, or any form selected by the committee. Any assets attributable to unallocated financed shares that remain after all vested account balances under the Plan have been paid will be returned to the employer. Distribution to a member of his elective contribution account which is not otherwise distributable on account of his separation from service, attainment of age 59-1/2, or hardship will be made only where no successor to the Plan is established.



2.   Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

Investment Valuation - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the fair value of funds' shares, which is based upon the market value of the underlying investments. The cost of securities sold is determined at average cost. This method of determining gains and losses on the sales of investments is in accordance with generally accepted accounting principles, which differs from the current value method used in the preparation of the Plan's Form 5500.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.



3.   Income Tax Status

The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on April 22, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



4.   Investments

Investments at December 31, 1995 and 1994 are as follows:

                                   1995                     1994

                          Market        Cost            Market         Cost

Energen Corporation
common stock        $ 29,494,001    $ 22,997,501  $ 25,918,659   $ 21,153,073

Money market and
guaranteed rate
short-term
investments         $  7,398,204    $  7,398,204  $  6,608,562    $ 6,608,562
Mutual funds          16,587,437      13,742,402    10,323,286     10,197,011
                    $ 23,985,641   $ 21,140,606   $ 16,931,848   $ 16,805,573





The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                        1995                1994

Energen Corporation common stock         $ 29,494,001       $ 25,918,659
Vanguard Index 500 Portfolio             $  5,901,135       $  3,814,186
VMMR - Prime Portfolio                   $ 7,398,204        $ 6,608,562
Vanguard Wellington Fund                 $ 2,993,129


The investments of the Plan at December 31, 1995 and 1994, as described in the accompanying Statements of Participants'
Balances, are held by Vanguard Fiduciary Trust Company, under a trust agreement dated October 1, 1991.




Financial Statement Schedules

Energen Corporation           Financial Statement Schedule

Employee Savings Plan

Consolidating Statement of Participants' Balances

December 31, 1995


Energen Corporation
Employee Savings Plan
Consolidating Statement of Participants' Balances
December 31, 1995




                          Consolidated   Elimination       Energen
Assets                       Totals         Entries      Stock Fund

Energen Common Stock        $29,494,001                   $29,494,001
Loans to Participants         3,681,119
Other Investments            23,985,641
Employer Contributions
    Receivable                  551,977                       551,977
Employee Contributions
    Receivable                  255,280                        28,816
Interest and Dividends
    Receivable                   24,220
Due from other funds                  0      ($108,932)        15,224
Cash Surrender Value-
    Life Insurance               87,204

Total Assets                $58,079,442      ($108,932)   $30,090,018


Liabilities and Participants' Balances

Due to Other Funds                    0       (108,932)
Participants' Balances       58,079,442                    30,090,018

Total Liabilities and
    Participants' Balance   $58,079,442      ($108,932)   $30,090,018


                                                          Vanguard
                          Life Strategy    Vanguard        Morgan
                             Growth       Wellington       Growth
Assets                      Portfolio        Fund           Fund

Energen Common Stock
Loans to Participants
Other Investments              $255,949     $2,993,129     $2,521,219
Employer Contributions
    Receivable
Employee Contributions
    Receivable                    2,192         33,038         25,945
Interest and Dividends
    Receivable
Due from other funds                327         14,677          9,544
Cash Surrender Value-
    Life Insurance

Total Assets                   $258,468     $3,040,844     $2,556,708


Liabilities and Participants' Balances

Due to Other Funds
Participants' Balances          258,468      3,040,844      2,556,708

Total Liabilities and
    Participants' Balance      $258,468     $3,040,844     $2,556,708


                            Vanguard
                          Fixed Income                    Vanguard
                           Securities     VMMR Prime      Index 500
Assets (continued)            Fund         Portfolio      Portfolio

Energen Common Stock
Loans to Participants
Other Investments              $806,137     $7,398,204     $5,901,135
Employer Contributions
    Receivable
Employee Contributions
    Receivable                   10,637         56,135         54,582
Interest and Dividends
    Receivable
Due from other funds              4,063         26,916         22,454
Cash Surrender Value-
    Life Insurance

Total Assets                   $820,837     $7,481,255     $5,978,171


Liabilities and Participants' Balances

Due to Other Funds
Participants' Balances          820,837      7,481,255      5,978,171

Total Liabilities and
    Participants' Balance      $820,837     $7,481,255     $5,978,171


                                           Vanguard       Vanguard
                            Vanguard     Life Strategy  Life Strategy
                           Index Small      Income        Conserv.
Assets (continued)          Cap Port       Portfolio       Growth

Energen Common Stock
Loans to Participants
Other Investments              $132,236        $10,872       $291,810
Employer Contributions
    Receivable
Employee Contributions
    Receivable                    2,225              5            738
Interest and Dividends
    Receivable
Due from other funds                707                           859
Cash Surrender Value-
    Life Insurance

Total Assets                   $135,168        $10,877       $293,407


Liabilities and Participants' Balances

Due to Other Funds
Participants' Balances          135,168         10,877        293,407

Total Liabilities and
    Participants' Balance      $135,168        $10,877       $293,407

                            Vanguard                      Vanguard
                          Intermediate                  International
                           Term. Corp.     Vanguard        Growth
Assets (continued)          Portfolio     Windsor II      Portfolio

Energen Common Stock
Loans to Participants
Other Investments               $35,799     $1,846,881     $1,701,004
Employer Contributions
    Receivable
Employee Contributions
    Receivable                       80         21,489         18,041
Interest and Dividends
    Receivable
Due from other funds                             6,983          6,703
Cash Surrender Value-
    Life Insurance

Total Assets                    $35,879     $1,875,353     $1,725,748


Liabilities and Participants' Balances

Due to Other Funds
Participants' Balances           35,879      1,875,353      1,725,748

Total Liabilities and
    Participants' Balance       $35,879     $1,875,353     $1,725,748

                            Vanguard
                          Life Strategy
                           Mod. Growth
Assets (continued)          Portfolio      Loan Fund      Insurance

Energen Common Stock
Loans to Participants                       $3,681,119
Other Investments               $91,266
Employer Contributions
    Receivable
Employee Contributions
    Receivable                    1,357
Interest and Dividends
    Receivable                                  24,220
Due from other funds                475
Cash Surrender Value-
    Life Insurance                                            $87,204

Total Assets                    $93,098     $3,705,339        $87,204


Liabilities and Participants' Balances

Due to Other Funds                             108,932
Participants' Balances           93,098      3,596,407         87,204

Total Liabilities and
    Participants' Balance       $93,098     $3,705,339        $87,204

Energen Corporation
Financial Statement Schedule

Employee Savings Plan

Consolidating Statement of Participants' Balances

December 31, 1994

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
December 31, 1994

                                                               Vanguard Star  Vanguard     Vanguard    Long Term
                        Consolidated Elimination    Energen       Growth     Wellington  Morgan Growth
Corporate
Assets                     Totals      Entries     Stock Fund   Portfolio       Fund         Fund         Bond
Investment in Energen
   Corporation common st$25,918,659               $25,918,659
Other investments        16,931,848                                          $1,864,198   $1,676,267
$492,053
Loans to participants     3,258,657
Cash surrender value of     106,733
   life insurance
Employer contributions
    receivable              529,742                   529,742
Employee contributions
    receivable              247,591                    31,077         $923       33,260       21,284       10,900
Interest, dividends and           0
    other receivables        19,711
Due from other funds              0      (99,241)      14,577                    13,480        7,816        4,147
                        ------------ -----------------------------------------------------------------------------
                        $47,012,941      (99,241) $26,494,055         $923   $1,910,938   $1,705,367
$507,100
Total Assets            ============
=============================================================================


Liabilities and Participants' Balances

Due to Other funds               $0     ($99,241)
Participants' Balances   47,012,941               $26,494,055         $923   $1,910,938   $1,705,367
$507,100
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Liabilities and
  Participants' Balances$47,012,941     ($99,241) $26,494,055         $923   $1,910,938
$1,705,367     $507,100
                        ============ ============ ============ ============
============ ============ ============



(CONTINUED)
                                       Vanguard     Vanguard   Intermediate               Internatl.  Vanguard Star
Assets                   VMMR Prime   Index 500   Index Small   Term Corp.    Vanguard      Growth
 Mod. Growth
                         Portfolio    Portfolio    Cap. Port.      Bond      Windsor II   Portfolio    Portfolio
Investment in Energen
   Corporation common stock
Other investments        $6,608,563   $3,814,185                             $1,136,715   $1,339,867
Loans to participants
Cash surrender value of
   life insurance
Employer contributions
    receivable
Employee contributions
    receivable               59,977       49,152          $91          $15       19,783       20,736         $393
Interest, dividends and
    other receivables
Due from other funds         26,606       19,177            9                     6,602        6,827
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------

Total Assets             $6,695,146   $3,882,514         $100          $15   $1,163,100   $1,367,430
 $393
                        ============ ============ ============ ============
============ ============ ============

Liabilities and Participants' Balances

Due to Other funds
Participants' Balances   $6,695,146   $3,882,514         $100          $15   $1,163,100   $1,367,430
     $393
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Liabilities and
  Participants' Balances $6,695,146   $3,882,514         $100          $15   $1,163,100   $1,367,430
     $393
                        ============ ============ ============ ============
============ ============ ============

(CONTINUED)
Assets
                         Loan Fund    Insurance
Investment in Energen
   Corporation common stock
Other investments
Loans to participants    $3,258,657
Cash surrender value of                 $106,733
   life insurance
Employer contributions
    receivable
Employee contributions
    receivable
Interest, dividends and
    other receivables        19,711
Due from other funds
                        ------------ ------------

Total Assets             $3,278,368     $106,733
                        ============ ============

Liabilities and Participants' Balances

Due to Other funds          $99,241
Participants' Balances    3,179,127     $106,733
                        ------------ ------------
Total Liabilities and
  Participants' Balances $3,278,368     $106,733
                        ============ ============


Energen Corporation
Financial Statement Schedule

Employee Savings Plan

Consolidating Statement of Changes in Participants' Balances

for the year ended December 31, 1995


                                 Consolidated   Elimination       Energen
Additions                           Totals         Entries      Stock Fund

Employer Contributions              $2,969,517                    $2,969,517
Employee Contributions               3,120,720                       370,781
Interest and Dividend Income         2,784,352                     1,390,600
Net appreciation (depreciation)
 in the FV of investments            5,767,839                     2,665,227
Increase (decrease) in Cash
    Surrender Value                     (8,269)
Other Receipts                          34,440                         1,888
Transfers from other accounts                0    ($7,814,719)       441,022

Total Additions                     14,668,599     (7,814,719)     7,839,035

Deductions

Distributions to Participants        3,589,138                     1,263,521
Insurance Premiums                      11,260
Fees and other Distributions             1,700
Transfers to Other accounts                  0     (7,814,719)     2,979,551

Total Deductions                     3,602,098     (7,814,719)     4,243,072

Net Increase/(Decrease)             11,066,501              0      3,595,963

Participants' Balance BOY           47,012,941                    26,494,055

Participants' Balances EOY         $58,079,442             $0    $30,090,018


                                                                 Vanguard
                                 Life Strategy    Vanguard        Morgan
                                    Growth       Wellington       Growth
Additions (continued)              Portfolio        Fund           Fund

Employer Contributions
Employee Contributions                 $22,777       $414,546       $277,081
Interest and Dividend Income             8,889        143,636        214,271
Net appreciation (depreciation)
 in the FV of investments               36,516        540,993        412,164
Increase (decrease) in Cash
    Surrender Value
Other Receipts                                          4,585            731
Transfers from other accounts          217,196        483,672        377,608

Total Additions                        285,378      1,587,432      1,281,855

Deductions

Distributions to Participants           12,708        158,836        127,313
Insurance Premiums
Fees and other Distributions
Transfers to Other accounts             15,125        298,690        303,201

Total Deductions                        27,833        457,526        430,514

Net Increase/(Decrease)                257,545      1,129,906        851,341

Participants' Balance BOY                  923      1,910,938      1,705,367

Participants' Balances EOY            $258,468     $3,040,844     $2,556,708


                                   Vanguard
                                 Fixed Income                    Vanguard
                                  Securities     VMMR Prime      Index 500
Additions (continued)                Fund         Portfolio      Portfolio

Employer Contributions
Employee Contributions                $134,055       $714,905       $640,539
Interest and Dividend Income            46,982        402,797        133,707
Net appreciation (depreciation)
 in the FV of investments              106,456                     1,399,332
Increase (decrease) in Cash
    Surrender Value
Other Receipts                           2,284         18,184          2,949
Transfers from other accounts          155,620      2,098,106        968,102

Total Additions                        445,397      3,233,992      3,144,629

Deductions

Distributions to Participants           28,765      1,101,530        378,292
Insurance Premiums
Fees and other Distributions
Transfers to Other accounts            102,895      1,346,353        670,680

Total Deductions                       131,660      2,447,883      1,048,972

Net Increase/(Decrease)                313,737        786,109      2,095,657

Participants' Balance BOY              507,100      6,695,146      3,882,514

Participants' Balances EOY            $820,837     $7,481,255     $5,978,171


                                                  Vanguard       Vanguard
                                   Vanguard     Life Strategy  Life Strategy
                                  Index Small      Income        Conserv.
Additions (continued)              Cap Port       Portfolio       Growth

Employer Contributions
Employee Contributions                 $13,730           $407         $8,693
Interest and Dividend Income             4,933            246         10,616
Net appreciation (depreciation)
 in the FV of investments                9,891            224         15,963
Increase (decrease) in Cash
    Surrender Value
Other Receipts
Transfers from other accounts          159,198         10,000        258,408

Total Additions                        187,752         10,877        293,680

Deductions

Distributions to Participants           31,963
Insurance Premiums
Fees and other Distributions             1,700
Transfers to Other accounts             19,021                           273

Total Deductions                        52,684              0            273

Net Increase/(Decrease)                135,068         10,877        293,407

Participants' Balance BOY                  100              0              0

Participants' Balances EOY            $135,168        $10,877       $293,407


                                   Vanguard                      Vanguard
                                 Intermediate                  International
                                  Term. Corp.     Vanguard        Growth
Additions (continued)              Portfolio     Windsor II      Portfolio

Employer Contributions
Employee Contributions                  $4,598       $252,357       $247,701
Interest and Dividend Income               622        109,543         45,194
Net appreciation (depreciation)
 in the FV of investments                  921        388,497        172,422
Increase (decrease) in Cash
    Surrender Value
Other Receipts                                          3,242            577
Transfers from other accounts           45,625        370,278        317,422

Total Additions                         51,766      1,123,917        783,316

Deductions

Distributions to Participants                         216,835         52,751
Insurance Premiums
Fees and other Distributions
Transfers to Other accounts             15,902        194,829        372,247

Total Deductions                        15,902        411,664        424,998

Net Increase/(Decrease)                 35,864        712,253        358,318

Participants' Balance BOY                   15      1,163,100      1,367,430

Participants' Balances EOY             $35,879     $1,875,353     $1,725,748


                                   Vanguard
                                 Life Strategy
                                  Mod. Growth
Additions (continued)              Portfolio      Loan Fund      Insurance

Employer Contributions
Employee Contributions                 $18,550
Interest and Dividend Income             3,679       $268,637
Net appreciation (depreciation)
 in the FV of investments               19,233
Increase (decrease) in Cash
    Surrender Value                                                  ($8,269)
Other Receipts                                              0
Transfers from other accounts          174,499      1,737,963

Total Additions                        215,961      2,006,600         (8,269)

Deductions

Distributions to Participants          123,152         93,472
Insurance Premiums                                                    11,260
Fees and other Distributions
Transfers to Other accounts                104      1,495,848

Total Deductions                       123,256      1,589,320         11,260

Net Increase/(Decrease)                 92,705        417,280        (19,529)

Participants' Balance BOY                  393      3,179,127        106,733

Participants' Balances EOY             $93,098     $3,596,407        $87,204

Energen Corporation
Financial Statement Schedule

Employee Savings Plan

Consolidating Statement of Changes in Participants' Balances

for the year ended December 31, 1994

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF CHANGES IN PARTICIPANTS' BALANCES for the year ended December 31, 1994

                                                                 Vanguard Sta Vanguard    Vanguard    Long Term
                             ConsolidatedElimination  Energen      Growth    Wellington  Morgan Growt
Corporate
       ADDITIONS               Totals      Entries   Stock Fund   Portfolio     Fund        Fund
Bond

Employer Contributions       $2,818,136              $2,835,736
Employee Contributions        3,002,067                 359,904        $923    $418,341    $278,924
$130,576
Interest and Dividend
   income                     2,049,255               1,195,465                  79,445      63,252      35,025
Net appreciation (depreciation)
   in the fair value of inves   141,463                 537,466                 (88,081)    (88,383)    (56,521)
Increase in cash surrender va    17,785
Other Receipts                   14,616                   4,196                   3,802                   1,658
Transfers from other funds            0  (4,207,262)    385,495                 302,203     170,588
68,804
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total additions          8,043,322  (4,207,262)  5,318,262         923     715,710     424,381
179,542

      DEDUCTIONS

Distributions to Participants 1,080,491                 411,014                  49,841      43,215       3,271
Insurance Premiums               13,960
Fees and other Distributions          0
Transfers to other funds              0  (4,207,262)    250,934                 282,042     231,764
80,201
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total deductions         1,094,451  (4,207,262)    661,948           0     331,883     274,979
83,472

     Net increase (decrease)  6,948,871           0   4,656,314         923     383,827     149,402
96,070

Participants' Balances:
     Beginning of year       40,064,070           0  21,837,741           0   1,527,111   1,555,965
411,030

     End of year             47,012,941         $0   26,494,055       $923  $1,910,938  $1,705,367
$507,100
                             =========== =========== =========== ===========
=========== =========== ===========



(CONTINUED)
                                          Vanguard    Vanguard   Intermediate            Internatl.  Vanguard Star
                             VMMR Prime   Index 500  Index Small Term. Corp.  Vanguard     Growth
Mod. Growth
       ADDITIONS              Portfolio   Portfolio  Cap. Port.     Bond     Windsor II   Portfolio
Portfolio


Employer Contributions         ($17,600)
Employee Contributions          737,916    $596,225         $91         $15    $249,539    $229,220
 $393
Interest and Dividend
   income                       259,036     113,186                              68,712      17,792
Net appreciation (depreciation)
   in the fair value of investments         (65,408)                            (81,933)    (15,677)
Increase in cash surrender values
Other Receipts                    1,789       1,081                                 828       1,264
Transfers from other funds      699,824     453,614           9                 199,459     315,224

                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total additions          1,680,965   1,098,698         100          15     436,605     547,823
393

      DEDUCTIONS

Distributions to Participants   398,689      92,660                              10,017      19,355
Insurance Premiums
Fees and other Distributions
Transfers to other funds      1,187,528     364,874                             222,103     173,019
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total deductions         1,586,217     457,534           0           0     232,120     192,374           0

     Net increase (decrease)     94,748     641,164         100          15     204,485     355,449
393

Participants' Balances:
     Beginning of year        6,600,398   3,241,350           0           0     958,615   1,011,981           0

     End of year             $6,695,146  $3,882,514        $100         $15  $1,163,100  $1,367,430
$393
                             =========== =========== =========== ===========
=========== =========== ===========

(CONTINUED)

       ADDITIONS              Loan Fund   Insurance


Employer Contributions
Employee Contributions
Interest and Dividend
   income                      $217,342
Net appreciation (depreciation)
   in the fair value of investments
Increase in cash surrender values           $17,785
Other Receipts                       (2)
Transfers from other funds    1,612,042

                             ----------- -----------
     Total additions          1,829,382      17,785

      DEDUCTIONS

Distributions to Participants    52,429
Insurance Premiums                           13,960
Fees and other Distributions
Transfers to other funds      1,414,797
                             ----------- -----------
     Total deductions         1,467,226      13,960

     Net increase (decrease)    362,156       3,825

Participants' Balances:
     Beginning of year        2,816,971     102,908

     End of year             $3,179,127    $106,733
                             =========== ===========

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1995

                         c.   Description Of
                              Investment Including
     b. Identity Of Issue,    Maturity Date, Rate Of
      Borrower, Lessor,       Interest, Collateral,                e.Current
a    Or Similar Party         Par, Or Maturity Value    d. Cost      Value

*    Energen Corporation      Common stock        $ 22,997,501   $29,494,001

*    W.L. Morgan Growth Fund  Mutual fund            2,278,167     2,521,219

*    Vanguard Index 500
     Portfolio                 Mutual fund           4,432,083     5,901,135

*    VMMR-Prime Portfolio      Money market fund     7,398,204     7,398,204

*    Wellington Fund           Mutual fund           2,519,791     2,993,128

*    VFISF-Corporate Bond Fund Mutual fund             749,094       806,137

*    Windsor II Fund           Mutual fund           1,565,862     1,846,881

*    International Growth Fund Mutual fund           1,439,573     1,701,003

*    Life Strategy Growth
     Portfolio                 Mutual fund             222,441       255,947

*    Vanguard Index Small Cap
     Portfolio                 Mutual fund             127,659       132,236

*    Life Strategy Income
     Portfolio                 Mutual fund              10,648        10,872

*    Life Strategy Conservative
     Growth                    Mutual fund             275,862       291,810

*    Intermediate-Term Corporate
     Bond                      Mutual fund              34,910        35,799

*    Life Strategy Moderate Growth
                               Mutual fund              86,312        91,266

*    Loan Fund (participant loans) 7% to 10%                       3,681,119

*    Cash surrender value of
      life insurance                                   87,204         87,204

                                               $    44,225,311  $ 57,247,961





* Represents party-in-interest

Item 27d - Schedule of Reportable Transactions

for the year ended December 31, 1995





  I. Single transactions exceeding 5% of assets.



NONE



 II. Series of transactions involving property other than securities.



Schedule Attached

          NOTE - Information required in Columns e, f, and h is not applicable.



III. Series of transactions of same issue exceeding 5% of assets.



Schedule Attached



          NOTE - Information required in Columns e, f, and h is not applicable.



 IV. Transactions in conjunction with same person involved in reportable single transactions.



NONE
Item 27d - Schedule of Reportable Transactions

for the year ended December 31, 1995



a. Identity Of   b. Description  c. Purchases  d. Sales  g. Cost Of i. Net Gain
   Party Involved    Of Asset     Price Number  Price Number  Asset    (Loss)


*Energen
 Corporation   Common stock  $5,135,184/68  $4,243,071/164  $3,308,765 $934,306

*VMMR Prime
 Portfolio    Money market   $3,237,525/163 $2,447,884/174  $2,447,884   $-0-





*  Represents a party-in-interest